Exhibit 99.1

news release

Encana statement regarding Reuters report on land leasing in Michigan

Calgary, Alberta (June 25, 2012) TSX, NYSE: ECA

For Immediate Release

Encana is aware of the Reuters article regarding land leasing in Michigan in 2010. Encana takes compliance with all laws very seriously and is committed to ethical business conduct in all that we do.

“In accordance with Encana's policies, an investigation of this matter was immediately initiated,” says David O’Brien, Chairman of Encana’s Board of Directors. “Encana therefore will not provide any further information at this time.”

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Media Contact

Jay Averill

Media Relations

(403) 645-4747

Encana Corporation